UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13753

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crédit Agricole Securities (USA) Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1301 Avenue of the Americas
                                (No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Gerold   212-261-3866

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

                        (Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

  X Certified Public Accountant

     Public Accountant

     Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, __Marc-Andre Poirier and Maria Gerold_____, swear (or affirm) that, to the best of

our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Crédit Agricole Securities (USA) Inc._____ , as

of __December 31_____, 2019_____, are true and correct. We further swear (or affirm)

that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any

account classified solely as that of a customer, except as follows:



_____
Signature

Chief Executive Officer
_____
Title



JACQUELINE MERCED
Notary Public - State of New York
NO. 01ME6279181
Qualified in New York County
My Commission Expires ___2021___



Signature

Chief Financial Officer
_____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):

X   (a) Facing Page.
X   (b) Statement of Financial Condition.
X   (c) Statement of Income (Loss).
X   (d) Statement of Changes in Financial Condition.
X   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X   (g) Computation of Net Capital.
X   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
       (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
       (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X   (l) An Oath or Affirmation.
X   (m) A copy of the SIPC Supplemental Report.
X   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*